Filed by Xeris Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Strongbridge Biopharma plc

Commission File No.: 001-37569

Date: August 26, 2021

The following communication is being filed in connection with the proposed acquisition of Strongbridge Biopharma plc (“Strongbridge”) by Xeris Pharmaceuticals, Inc. (“Xeris”).

Email from Strongbridge’s Chief Financial Officer and Chief Executive Officer to Institutional Shareholder Services

Dear ISS,

Further to our discussion yesterday regarding the recent performance of Xeris Pharmaceuticals’ Gvoke product, we wanted to provide you with analysis supporting our view that the fundamental performance of Gvoke has been very strong and growth is accelerating rapidly. We noted to you yesterday that when you review Xeris’ Q2 2021 earnings release from August 5, 2021, Gvoke unit sales were up 36% compared to the prior quarter. We also mentioned that the net sales growth measured in dollars was approximately 10% for the same period, driven by some relatively large GAAP adjustments to revenue in both Q1 and Q2 2021 which had a significant impact.

The information below is taken from Xeris Pharmaceuticals Q2 2021 earnings release which was published on August 5, 2021. I have highlighted the pertinent pieces of information that support our analysis of the underlying performance of Xeris during the first half of 2021, which we believe has been very strong, with the Gvoke product (Xeris’ only product on the market producing revenue for the company) growing 36% on a consecutive quarter over quarter unit basis and 32% growth on a quarter over quarter prescription basis. However, as we mentioned on the call, the net revenue for Xeris only grew approximately 10% on a consecutive quarter over quarter basis, but this was due to two large accounting adjustments made in Q1 and Q2 2021 to accruals that related to sales in prior years.

From an accounting standpoint the 10% quarter over quarter increase is explained in greater detail below:

Xeris noted below in its earnings release that during the three months ended March 31, 2021, the company made adjustments in Q1 2021 to rebate and patient assistance copay accruals which were recorded in prior years, based on actual claims experience to date, which increased revenue by $0.9 million. Essentially what this means is that they had over accrued for both rebates and copays in prior years, and they adjusted the accrual based on actual experience, during Q1 2021.

Xeris also noted in its earnings release that during Q2 2021, they made adjustments to the accrued returns reserve related to prior years’ sales and based on actual returns experience, that decreased revenue by $0.9 million in Q2 2021. As mentioned in the Xeris earnings call, wholesaler and indirect returns of the pre-filled syringe product that were sold prior to June 2020 drove this adjustment amount. Also mentioned in the earnings call, Xeris does not see returns as a recurring event now that Gvoke has extended dating to 30 months from manufacture.

Highlights from the Xeris Q2 earnings release and call:

Gvoke unit sales to wholesalers and other direct customers up 36% versus prior quarter

Gvoke prescription volume up 32% versus prior quarter

Gvoke unique prescribers increased 30% in the 2nd Quarter

Gvoke market share increased 18% from the 1st Quarter and is approaching 16% of the new prescription market, significantly outpacing the overall glucagon market.

Our conclusion is that the underlying performance of Gvoke both on a unit sales and prescription volume, demonstrate substantial positive momentum for the product and company.

I hope the above is helpful. In closing, we wanted to also mention why we continue to remain excited about the potential combination of Xeris and Strongbridge. We believe that the combination of Xeris and Strongrbridge will create an innovative leader in Endocrinology and rare disease creating a company with diversified and increased revenue growth, a specialized commercial platform, an expanded development pipeline, a strengthened strategic and financial profile and significant potential synergies all creating significant shareholder value over time.

Best regards,

Richard Kollender and John Johnson

Excerpt from Xeris earnings release on August 5, 2021

Second Quarter and Year-to-Date 2021 Financial Highlights

Net sales: Net sales for Gvoke HypoPen® and Gvoke pre-filled syringe (PFS) for the three- and six-month periods ending June 30, 2021 were $8.8 million and $16.9 million, respectively. Net sales for Gvoke, comprised primarily of Gvoke PFS, for the same periods ending June 30, 2020 were $2.0 million and $3.7 million, respectively. The $8.8 million of Gvoke net sales for the three-month period ending June 30, 2021 was driven by a 36% increase in unit sales to wholesalers and other direct customers and included adjustments to the accrued returns reserve related to prior years’ sales and based on actual returns experience that decreased revenue by $0.9 million. During the three months ended March 31, 2021, the Company made adjustments to rebate and patient assistance copay accruals which were recorded in prior years based on actual claims experience to date, which increased revenue by $0.9 million. For the six months ended June 30, 2021, these adjustments offset and together had no impact on net sales.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition (the “Acquisition”) of Strongbridge Biopharma plc (“Strongbridge”) by Xeris Pharmaceuticals, Inc. (“Xeris”) by means of a scheme of arrangement under Irish law (the “Scheme”) or the other transactions contemplated by the Transaction Agreement, dated May 24, 2021, among Strongbridge, Xeris, Xeris Biopharma Holdings, Inc. (“HoldCo”) and Wells MergerSub, Inc. (collectively, the “Transaction”), nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this communication is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Acquisition will be made solely by means of the Scheme Document, which contains the full terms and conditions of the Acquisition, including details of how Strongbridge shareholders may vote in respect of the Acquisition.

Important Additional Information and Where to Find It

Strongbridge, Xeris and HoldCo have prepared and filed with the SEC, and the SEC declared effective on July 29, 2021, a registration statement on Form S-4 (File No. 333-257642) that includes the joint proxy statement by Xeris and Strongbridge (the “Proxy Statement”) and also constitutes a prospectus with respect to the HoldCo shares of common stock (“HoldCo Shares”) to be issued pursuant to the Transaction. The Proxy Statement also contains the

Scheme Document and further information relating to the implementation of the Transaction, the full terms and conditions of the Transaction (including the Scheme), notices of the Strongbridge Special Meetings and the Xeris Special Meeting (each as defined in the Proxy Statement) and information on HoldCo Shares. Strongbridge and Xeris may also file other documents with the SEC regarding the Transaction. This communication is not a substitute for the Proxy Statement or any other document which Strongbridge, Xeris or HoldCo may file with the SEC.

The Proxy Statement, as well as Strongbridge’s and Xeris’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Strongbridge’s filings, at Strongbridge’s website at www.strongbridgebio.com and, in the case of Xeris’ filings, at Xeris’ website at www.xerispharma.com.

INVESTORS, STRONGBRIDGE SHAREHOLDERS AND XERIS STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Any vote in respect of resolutions to be proposed at the Strongbridge Special Meetings to approve the Acquisition, the Scheme or related matters, or other responses in relation to the Acquisition, should be made only on the basis of the information contained in the Proxy Statement (including the Scheme Document). Similarly, any decision in respect of resolutions to be proposed at the Xeris Special Meeting or any vote in respect of, or other response to, the Transaction, should be made only on the basis of the information contained in the Proxy Statement.

Participants in the Solicitation

Strongbridge, Xeris, HoldCo and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this communication is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Acquisition will be made solely by means of the Scheme Document, which contains the full terms and conditions of the Acquisition, including details of how Strongbridge shareholders may vote in respect of the Acquisition.

Forward-Looking Statements

This announcement contains certain forward-looking statements with respect to a proposed transaction involving Xeris and Strongbridge and Xeris’, Strongbridge’s and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Xeris and Strongbridge and, following the Acquisition, if completed, the combined group. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary shareholder or regulatory approvals or required financing or to satisfy any of the other conditions to the possible acquisition, the reaction of Xeris’ and Strongbridge’s shareholders to the proposed transaction, adverse effects on the market price of Xeris shares of common stock (“Xeris Shares”) or Strongbridge ordinary shares (“Strongbridge Shares”) and on Xeris’ or Strongbridge’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Strongbridge’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Xeris Shares or Strongbridge Shares, significant transaction costs and/or unknown or inestimable liabilities, the risk that any potential payment of proceeds pursuant to the CVR Agreement may not be distributed at all or result in any value to Strongbridge shareholders, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, the impact of the COVID-19 pandemic on Xeris’ or Strongbridge’s businesses or the combined businesses following the consummation of the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Xeris’ or, as the case may be, Strongbridge’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Xeris’ plans with respect to Xeris or Strongbridge, Strongbridge’s or Xeris’ actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. Additional information about economic, competitive, governmental, technological and other factors that may affect Xeris is set forth in Item 1A, “Risk Factors,” in Xeris’ 2020 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Additional information about economic, competitive, governmental, technological and other factors that may affect Strongbridge is set forth in Item 1A, “Risk Factors,” in Strongbridge’s 2020 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this announcement.

Any forward-looking statements in this announcement are based upon information available to Xeris, Strongbridge and/or their respective boards of directors, as the case may be, as of the date of this announcement and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, none of Xeris, Strongbridge or any member of their respective boards of directors undertakes any obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Xeris, Strongbridge or their respective boards of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

No Profit Forecast/Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Strongbridge, Xeris or HoldCo as appropriate. No statement in this communication constitutes an asset valuation.

Statement Required by the Irish Takeover Rules

The directors of Strongbridge accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Strongbridge (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Strongbridge or Xeris, all ‘dealings’ in any ‘relevant securities’ of Strongbridge or Xeris (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons cooperate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Strongbridge or Xeris, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Strongbridge by Xeris or ‘relevant securities’ of Xeris by Strongbridge, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in single quotation marks are defined in the Irish Takeover Rules, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 1 678 9020.

General

The release, publication or distribution of this report in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions (as defined in the Proxy Statement). Accordingly, copies of this report and all other documents relating to the Transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such Restricted Jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

Publication On A Website

In accordance with Rule 19.9 of the Irish Takeover Rules, a copy of this communication will be published on Xeris’ website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.